Filed pursuant to Rule 424(b)(3)

File No. 333-210541

UNITED STATES DIESEL-HEATING OIL FUND, LP

Supplement No. 1 dated September 1, 2016

to

Prospectus dated April 29, 2016

This supplement contains information which amends, supplements or modifies certain information contained in the prospectus of United States Diesel-Heating Oil Fund, LP (“UHN”) dated April 29, 2016 (the “Prospectus”). You should read this supplement together with the Prospectus since the information contained herein supplements the information contained in the Prospectus. Capitalized terms used but not defined herein shall have the same meaning given them in the Prospectus.

Investing in UHN involves risks similar to those involved with an investment directly in the diesel-heating oil market, correlation risk, and other significant risks. See “Risk Factors Involved with an Investment in UHN” beginning on page 4 of the Prospectus.

Recent Developments

On July 29, 2016, the Board of Directors of the United States Commodity Funds LLC (“USCF”), the general partner of UHN, appointed Andrew F Ngim as Chief Operating Officer of USCF, effective August 15, 2016.

On September 1, 2016, the Board of Directors of USCF appointed Kevin A. Baum as Chief Investment Officer of USCF, effective September 1, 2016.

UHN’s Operations - USCF and its Management and Traders

The section entitled “USCF and its Management and Traders,” which begins on page 23 of the Prospectus, is modified to delete the biographies of Andrew F Ngim and Kevin A. Baum and to replace them with the following:

“Andrew F Ngim, 56, co-founded USCF in 2005 and has served as a Management Director since May 2005 and, since August 15, 2016, has served as the Chief Operating Officer of USCF. Mr. Ngim has served as the portfolio manager for USCI, CPER and USAG since January 2013. Mr. Ngim also served as USCF’s Treasurer from June 2005 to February 2012. In addition, he has been on the Board of Managers and has served as the Assistant Secretary and Assistant Treasurer of USCF Advisers since its inception in June 2013. Prior to and concurrent with his services to USCF and USCF Advisers, from January 1999 to January 2013, Mr. Ngim served as a Managing Director for Ameristock Corporation, a California-based investment adviser, which he co-founded in March 1995, and was Co-Portfolio Manager of Ameristock Mutual Fund, Inc. from January 2000 to January 2013.  From the period September 2014 to the present, Mr. Ngim also serves as portfolio manager of the Stock Split Index Fund, a series of the USCF ETF Trust, as well as a Management Trustee of the USCF ETF Trust from the period of August 2014 to the present. Mr. Ngim has been a principal of USCF listed with the CFTC and NFA since November 2005. Mr. Ngim earned his B.A. from the University of California at Berkeley.”

“Kevin A. Baum, 46, has served as a Portfolio Manager of USCF since March 2016 and, since September 1, 2016, has served as the Chief Investment Officer of USCF. Prior to joining USCF, Mr. Baum temporarily retired from December 2015 to March 2016. Mr. Baum served as the Vice President and Senior Portfolio Manager for Invesco PowerShares Capital Management LLC, an investment manager that manages a family of exchange-traded funds, from October 2014 through December 2015. Mr. Baum was temporarily retired from May 2012 through September 2014. From May 1993 to April 2012, Mr. Baum worked as the Senior Portfolio Manager, Head of Commodities for OppenheimerFunds, Inc., a global asset manager. Mr. Baum has been a principal and associated person of USCF since March 2016 and became listed as such with the CFTC via the NFA in April 2016. Mr. Baum is a CFA Charterholder, CAIA Charterholder, and earned a B.B.A. in Finance from Texas Tech University.”